UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director/PDMR Shareholding dated 14 March 2024

Rentokil Initial plc (the "Company")
14 March 2024

Notification of transactions by persons discharging managerial responsibilities (PDMRs)

Rentokil Initial plc (the "Company") hereby announces that Andy Ransom, Chief Executive, has exercised his award of 986,515 ordinary shares granted under the Company Performance Share Plan (PSP) in March 2014.

The award, which vested in March 2017, would lapse this month if it remained unexercised. 464,245 of these shares have been sold to cover the tax and national insurance liability on the award at a share price of 489.07p per share, with the balance being retained.

The relevant notification set out below is provided in accordance with the requirements of Article 19 of the UK Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Ransom
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Exercise of award made under the 2014 Performance Share Plan (PSP)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	986,515
d)	Aggregated information - Aggregated volume - Price	986,515 shares -
e)	Date of the transaction	13 March 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Ransom
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		489.07p	464,245
d)	Aggregated information - Aggregated volume - Price	464,245 £2,270,483.02
e)	Date of the transaction	13 March 2024
f)	Place of the transaction	London Stock Exchange (XLON)

Enquiries:

Catherine Stead, Company Secretary	Rentokil Initial plc	+44 (0)7826 533700
Malcolm Padley, Communications Director	Rentokil Initial plc	+44 (0)7788 978199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 March 2024	RENTOKIL INITIAL PLC
/s/ Stuart Ingall-Tombs
Name: Stuart Ingall-Tombs
Title: Chief Financial Officer